## Contact

www.linkedin.com/in/lissy-matthews-ba888492 (LinkedIn)

## Top Skills

Brand Development
Marketing
Strategic Communications

## Languages

French
Spanish

## Certifications

SCA Level 2 Barista Certification Instructor

# Lissy Matthews

Chief Sales and Marketing Officer
Bayfield, Wisconsin, United States

## Summary

In January 2024, Elisabeth Matthews assumed the role of Chief Sales and Marketing Officer (CSMO) responsible for management of the Company's sales and marketing teams and operations.

She is an experienced sales & and marketing professional with a background in organic agriculture & and specialty food & and beverage whose broad set of marketing, communications, and data management skills have yielded results and won awards over the last decade. I am a successful manager and leader, with a strong command of the interpersonal skills required to build cross-departmental teams that sustain momentum. She is a creative, yet strategic thinker, with a proven record of setting, measuring, and accelerating campaigns through targeted marketing and branding strategies.

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# Experience

**Advancing Eco Agriculture**

Chief Sales and Marketing Officer
January 2024 - Present

Marketing Director
January 2023 - December 2023

Above Food
Brand & Marketing Manager, Specialty Grains & Snacks
August 2019 - January 2023 (3 years 6 months)
-Oversees the creation and execution of all consumer facing communication including social media content and newsletters, events, and sales campaigns
-Works directly with the CMO to evaluate the effectiveness of current campaigns and design future strategic marketing plans and budgets
-Leads in a project management role, facilitating consistent and productive communication between internal departments, internal leadership, and external (3rd party sales/design teams) stakeholders
-Collaborates in the design and delivery of a wide range of marketing functions, including content and digital advertising strategies, eCommerce, UNFI relationship management, marketing/sales presentations and events
-Coordinates collection of audience appropriate, high quality sales and marketing assets for sales/marketing team, ensuring timely delivery

-Facilitates product innovation in specialty grains & snacks along with members from quality assurance, operations, and the lab
-Assists in executing company presence at regional and national industry and consumer events

## Farmer Direct Organic
### Brand and Marketing Manager
August 2019 - July 2022 (3 years)

-Contributes to the design and implementation of marketing strategies, including special projects, industry and customer events, and targeted marketing campaigns
-Serves as key marketing team member enhancing the team's efforts to achieve Farmer Direct's long term growth targets
-Collaborates with the Marketing Director to create communications strategy around sustainability efforts, new products, and larger initiatives such as regenerative organic certifications
-Functions as the main point of contact for online retailer partners including Hive Brands and Patagonia Provisions
-Collaborates in the design and delivery of a wide range of marketing functions, including content and digital advertising strategies, eCommerce, UNFI relationship management, marketing/sales presentations
-Leads in a project management role, facilitating consistent and productive communication between internal (leadership team) and external (3rd party sales/design teams) stakeholders
-Coordinates collection of audience appropriate, high quality sales and marketing assets for sales/marketing team, ensuring timely delivery

## Counter Culture Coffee
### Regional Manager & Regional Sales and Account Manager
May 2017 - July 2019 (2 years 3 months)
Asheville, North Carolina Area

-Served as both Regional Manager and Regional Sales/Account Manager, responsible for accounts throughout the 200 mile radius surrounding Asheville, NC
-Led and managed a 2 person wholesale support team
-Reported to East Coast Divisional Manager; served as a member of 12 person national Regional Manager team
-Identified and analyzed fit of new wholesale buyer accounts; on-boarded new buyers, leading each through expectations, process and standards trainings

-Identified high visibility marketing opportunities, and promoted brand with target buyers (cafes/restaurants) via radio, magazine, print, collaboration events with current and future partners

-Expanded profile of brand through co-branding advertisements, collaboration events and targeted industry events, using promotion materials and marketing assets

-Set region's annual sales projections based on historical sales data, and was accountable for reaching targets. Ran quarterly progress reporting for divisional and national teams

-Established and held authority over operating budget. Instituted oversight measures to control spending, reducing region's overhead expenses -
Represented brand at 10-15 regional level events, annually (consumer facing) and 2-4 national level industry events, annually. Represented region at all externally facing events

## Kickapoo Coffee Roasters
### Sales & Education Manager
September 2015 - April 2017 (1 year 8 months)
Viroqua, Wisconsin

-As sales lead, supported by one customer support teammate, set and exceeded annual growth targets through the design and execution of national strategy; achieving 17% growth in 2016's wholesale (cafes/restaurants and grocery ) sales

-Directed café/restaurant wholesale and grocery channels, implementing training and on-boarding programs for new accounts, and designed education programs aimed at attaining and retaining new accounts

-Advised the marketing team by contributing industry perspectives and expertise on web design, including on esthetics, readability, and layout, around the brand and the blend re-naming project and launch

-Served as a critical collaborator on sales and marketing campaigns targeting wholesale customers, and supported the grocery bulk bin re-design and launch

-Contributed to the design and production of video brew guides for website launch

Strengthened brand's presentation, authenticity and consistency during opening of two retail locations: Milwaukee and Viroqua, through constant engagement in key decisions in design and style of cafes

-Elevated Kickapoo Coffee, a previously small time roaster, to the national stage, through brand presentation and promotion at national and regional industry events

-As a member of the Barista Guild of America, sat on events council, designing and planning industry events
-From the ground up, conceptualized and designed Kickapoo Coffee's Viroqua Café Bar, which earned a Specialty Coffee Association award for "best café design" of the year, in 2018

## Ann Marie's Coffee & Tea
### Marketing & Retail Sales Manager
October 2014 - August 2015 (11 months)
Minocqua, Wisconsin

-Leading a team of 15, designed, staged and oversaw the opening of a new retail location
-Launched retail coffee subscription service
-Served as main liaison for external marketing firm in the design and launch of new website
-Developed and executed an annual events calendar for customers, ranging from "meet the maker" events to shop hosted wine tastings
-Authored and published monthly national web-based newsletters, targeting web-customers

## Colectivo Coffee
2 years 7 months
### General Manager - Humboldt Café
March 2014 - September 2014 (7 months)
Milwaukee, Wisconsin

-Oversaw calculated shifts in organizational cultural, aimed at improving staff morale, resulting in an increase in customer satisfaction and café foot traffic (i.e. sales)
-Generated a 12% increase in overall sales in 6 months
-Developed a staff communication system that was implemented company-wide
-Recruited and trained management staff for new and struggling cafe

### Barista, Shift Leader
March 2012 - March 2014 (2 years 1 month) Milwaukee, Wisconsin

The International Institute of Wisconsin
Refugee Resettlement Field Intern
August 2013 - January 2014 (6
months) Milwaukee, Wisconsin


Les YMCA du Québec
Community Outreach Intern
May 2013 - July 2013 (3
months) Montreal, Quebec

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# Education

University of Wisconsin-Milwaukee

Bachelor of Arts (B.A.), Global Studies · (2009 - 2013)

Sciences Po

English Exchange Program · (2011 - 2011)